FINANCIAL SUMMARY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

FY2012 Second Quarter

(April 1, 2011 through September 30, 2011)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2012 Second Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

English translation from the original Japanese-language document

November 8, 2011

Company name	: Toyota Motor Corporation
Stock exchanges on which the shares are listed	: Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	: 7203
URL Representative	: http://www.toyota.co.jp : Akio Toyoda, President
Contact person	: Naoki Kojima, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	: November 14, 2011
Payment date of cash dividends	: November 30, 2011
Supplemental materials prepared for quarterly financial results	: yes
Earnings announcement for quarterly financial results	: yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2012 First Half (April 1, 2011 through September 30, 2011)

(1)	Consolidated financial results (For the six months ended September 30)

	(% of change from previous first half)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2012 first half	8,015,922	-17.2	-32,573	—	-1,403	—	81,581	-71.8
FY2011 first half	9,678,492	15.5	323,120	—	392,073	—	289,156	—

(Note) Quarterly comprehensive income: FY2012 first half -214,197 million yen (— %), FY2011 first half -41,365 million yen ( — %)

	Net income attributable to Toyota Motor Corporation per share – Basic	Net income attributable to Toyota Motor Corporation per share – Diluted
	Yen	Yen
FY2012 first half	26.02	26.02
FY2011 first half	92.21	92.21

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2012 second quarter	28,387,556	10,581,404	10,016,433	35.3
FY2011	29,818,166	10,920,024	10,332,371	34.7

2.	Cash dividends

	Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2011	—	20.00	—	30.00	50.00
FY2012	—	20.00	—	—	—
FY2012 (forecast)	—	—	—	—	—

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of consolidated results for FY2012 (April 1, 2011 through March 31, 2012)

(% of change from FY2011)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2012	—	—	—	—	—	—	—	—	—

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

As a result of delays in parts-supply due to the recent catastrophic flooding in Thailand, TMC and its subsidiaries have halted production or adjusted utilization hours at plants in countries and regions, such as Asia, Japan, and North America. The effects of the floods on the future production at these plants are yet to be assessed. Therefore, a reasonable forecast for FY2012 cannot be made at this point. The forecast for FY2012 will be disclosed as soon as it becomes available.

4.	Others

(1)	Changes in significant subsidiaries during the current quarter (specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 4 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 4 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2012 second quarter 3,447,997,492 shares,
FY2011 3,447,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2012 second quarter 312,311,928 shares,
FY2011 312,298,805 shares

(iii)	Average number of shares issued and outstanding in each period: FY2012 first half 3,135,690,797 shares,
FY2011 first half 3,135,988,516 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s forecasts for consolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) the impact of the March 11, 2011 Great East Japan Earthquake and ensuing events, and 2011 floods in Thailand, including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound; (iv) changes in funding environment in financial markets; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; and (xi) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with accounting principles generally accepted in the United States of America.

TOYOTA MOTOR CORPORATION    FY2012 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

TOYOTA MOTOR CORPORATION    FY2012 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.	Qualitative Information Concerning Consolidated Financial Results for FY2012 First Half

(1)	Financial Results

Consolidated vehicle unit sales in Japan and overseas decreased by 689 thousand units, or 18.5%, to 3,026 thousand units in FY2012 first half (For the six months ended September 30, 2011) compared with FY2011 first half (For the six months ended September 30, 2010). Vehicle unit sales in Japan decreased by 288 thousand units, or 26.6%, to 797 thousand units in FY2012 first half compared with FY2011 first half. Meanwhile, overseas vehicle unit sales also decreased by 401 thousand units, or 15.2%, to 2,229 thousand units in FY2012 first half compared with FY2011 first half.

As for the results of operations, net revenues decreased by 1,662.5 billion yen, or 17.2%, to 8,015.9 billion yen in FY2012 first half compared with FY2011 first half, and operating income decreased by 355.7 billion yen to an operating loss of 32.6 billion yen in FY2012 first half compared with FY2011 first half. Among the factors contributing to an increase in operating income was cost reduction efforts of 50.0 billion yen. On the other hand, factors resulting in the decrease in operating income primarily included the effects of marketing activities of 220.0 billion yen, changes in exchange rates of 130.0 billion yen, an increase in expense of 40.0 billion yen, and other factors of 15.7 billion yen. Income before income taxes and equity in earnings of affiliated companies decreased by 393.4 billion yen to a loss of 1.4 billion yen in FY2012 first half compared with FY2011 first half. Net income attributable to Toyota Motor Corporation decreased by 207.6 billion yen, or 71.8%, to 81.5 billion yen in FY2012 first half compared with FY2011 first half.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations decreased by 1,619.6 billion yen, or 18.3%, to 7,244.0 billion yen in FY2012 first half compared with FY2011 first half, and operating income decreased by 339.7 billion yen to an operating loss of 210.0 billion yen in FY2012 first half compared with FY2011 first half. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales and the effects of changes in exchange rates.

(ii) Financial services:

Net revenues for the financial services operations decreased by 47.1 billion yen, or 7.8%, to 556.8 billion yen in FY2012 first half compared with FY2011 first half, and operating income decreased by 12.7 billion yen, or 6.9%, to 171.0 billion yen in FY2012 first half compared with FY2011 first half. The decrease in operating income was mainly due to effects related to credit losses including provision and reversal in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses decreased by 0.7 billion yen, or 0.2%, to 445.6 billion yen in FY2012 first half compared with FY2011 first half, and operating income decreased by 6.8 billion yen, or 45.8%, to 7.9 billion yen in FY2012 first half compared with FY2011 first half.

TOYOTA MOTOR CORPORATION    FY2012 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Geographic Information

(i) Japan:

Net revenues in Japan decreased by 1,072.6 billion yen, or 18.7%, to 4,653.6 billion yen in FY2012 first half compared with FY2011 first half, and operating loss increased by 223.9 billion yen to 275.9 billion yen in FY2012 first half compared with FY2011 first half. The increase in operating loss was mainly due to decreases in both production volume and vehicle unit sales and the effects of changes in exchange rates.

(ii) North America:

Net revenues in North America decreased by 882.0 billion yen, or 31.3%, to 1,939.3 billion yen in FY2012 first half compared with FY2011 first half, and operating income decreased by 84.4 billion yen, or 57.8%, to 61.5 billion yen in FY2012 first half compared with FY2011 first half. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(iii) Europe:

Net revenues in Europe increased by 34.0 billion yen, or 3.7%, to 959.1 billion yen in FY2012 first half compared with FY2011 first half, and operating loss decreased by 7.0 billion yen to 1.9 billion yen in FY2012 first half compared with FY2011 first half.

(iv) Asia:

Net revenues in Asia decreased by 101.8 billion yen, or 6.2%, to 1,527.1 billion yen in FY2012 first half compared with FY2011 first half, and operating income decreased by 33.7 billion yen, or 20.5%, to 130.5 billion yen in FY2012 first half compared with FY2011 first half. The decrease in operating income was mainly due to the effects of changes in exchange rates and an increase in expense.

(v) Other (Central and South America, Oceania and Africa):

Net revenues in other regions decreased by 37.6 billion yen, or 4.4%, to 824.1 billion yen in FY2012 first half compared with FY2011 first half, and operating income decreased by 14.8 billion yen, or 20.3% to 58.1 billion yen in FY2012 first half compared with FY2011 first half. The decrease in operating income was mainly due to a decrease in vehicle unit sales.

TOYOTA MOTOR CORPORATION    FY2012 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of revenue recognition with multiple deliverables. This guidance allows the use of estimated selling price for determining the selling price of deliverables, eliminates the residual method of allocation and expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance for revenue arrangements entered into or materially modified in fiscal year beginning on or after June 15, 2010. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2012 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2011 first half (April 1, 2010 through September 30, 2010)	FY2012 first half (April 1, 2011 through September 30, 2011)	Increase (Decrease)
Automotive	Japan	1,993,998	1,570,878	(423,120)
	North America	670,003	464,609	(205,394)
	Europe	165,556	154,202	(11,354)
	Asia	624,904	690,534	65,630
	Other	191,680	193,462	1,782

	Total	3,646,141	3,073,685	(572,456)

Other	Housing	2,262	2,535	273

Business segment		FY2011 second quarter (July 1, 2010 through September 30, 2010)	FY2012 second quarter (July 1, 2011 through September 30, 2011)	Increase (Decrease)
Automotive	Japan	1,023,358	1,014,731	(8,627)
	North America	327,488	276,349	(51,139)
	Europe	82,089	78,450	(3,639)
	Asia	325,727	410,710	84,983
	Other	94,017	103,788	9,771

	Total	1,852,679	1,884,028	31,349

Other	Housing	1,312	1,526	214

Note:	1 Production in “Automotive” indicates production units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2011 first half (April 1, 2010 through September 30, 2010)	FY2012 first half (April 1, 2011 through September 30, 2011)	Increase (Decrease)
Automotive	Japan	1,085,332	797,063	(288,269)
	North America	1,040,560	689,304	(351,256)
	Europe	367,868	361,122	(6,746)
	Asia	575,650	615,188	39,538
	Other	645,856	564,229	(81,627)

	Total	3,715,266	3,026,906	(688,360)

Other	Housing	2,199	2,441	242

		(Units)
Business segment		FY2011 second quarter (July 1, 2010 through September 30, 2010)	FY2012 second quarter (July 1, 2011 through September 30, 2011)	Increase (Decrease)
Automotive	Japan	585,496	504,780	(80,716)
	North America	514,882	413,836	(101,046)
	Europe	180,878	186,873	5,995
	Asia	289,826	355,315	65,489
	Other	324,189	344,728	20,539

	Total	1,895,271	1,805,532	(89,739)

Other	Housing	1,333	1,562	229

Note:	1 Sales in “Automotive” indicates sales units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2012 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets

	(Amount: million yen)
	FY2011 (March 31, 2011)	FY2012 second quarter (September 30, 2011)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,080,709	1,756,004	(324,705)
Time deposits	203,874	320,932	117,058
Marketable securities	1,225,435	977,847	(247,588)
Trade accounts and notes receivable, less allowance for doubtful accounts	1,449,151	1,573,116	123,965
Finance receivables, net	4,136,805	3,590,400	(546,405)
Other receivables	306,201	317,583	11,382
Inventories	1,304,242	1,429,363	125,121
Deferred income taxes	605,884	602,765	(3,119)
Prepaid expenses and other current assets	517,454	677,970	160,516

Total current assets	11,829,755	11,245,980	(583,775)

Noncurrent finance receivables, net	5,556,746	5,101,592	(455,154)
Investments and other assets:
Marketable securities and other securities investments	3,571,187	3,638,222	67,035
Affiliated companies	1,827,331	1,803,272	(24,059)
Employees receivables	62,158	57,454	(4,704)
Other	661,829	637,813	(24,016)

Total investments and other assets	6,122,505	6,136,761	14,256

Property, plant and equipment:
Land	1,237,620	1,227,169	(10,451)
Buildings	3,635,605	3,592,887	(42,718)
Machinery and equipment	8,947,350	8,740,793	(206,557)
Vehicles and equipment on operating leases	2,491,946	2,259,348	(232,598)
Construction in progress	298,828	280,861	(17,967)

Total property, plant and equipment, at cost	16,611,349	16,101,058	(510,291)

Less – Accumulated depreciation	(10,302,189)	(10,197,835)	104,354

Total property, plant and equipment, net	6,309,160	5,903,223	(405,937)

Total assets	29,818,166	28,387,556	(1,430,610)

TOYOTA MOTOR CORPORATION    FY2012 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

	(Amount: million yen)
	FY2011 (March 31, 2011)	FY2012 second quarter (September 30, 2011)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	3,179,009	3,229,989	50,980
Current portion of long-term debt	2,772,827	2,870,664	97,837
Accounts payable	1,503,072	1,787,681	284,609
Other payables	579,326	460,678	(118,648)
Accrued expenses	1,773,233	1,666,670	(106,563)
Income taxes payable	112,801	109,142	(3,659)
Other current liabilities	870,722	807,756	(62,966)

Total current liabilities	10,790,990	10,932,580	141,590

Long-term liabilities:
Long-term debt	6,449,220	5,290,833	(1,158,387)
Accrued pension and severance costs	668,022	663,180	(4,842)
Deferred income taxes	810,127	772,578	(37,549)
Other long-term liabilities	179,783	146,981	(32,802)

Total long-term liabilities	8,107,152	6,873,572	(1,233,580)

Total liabilities	18,898,142	17,806,152	(1,091,990)

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2011 and September 30, 2011 issued: 3,447,997,492 shares at March 31, 2011 and September 30, 2011	397,050	397,050	—
Additional paid-in capital	505,760	504,816	(944)
Retained earnings	11,835,665	11,823,175	(12,490)
Accumulated other comprehensive income (loss)	(1,144,721)	(1,447,183)	(302,462)
Treasury stock, at cost, 312,298,805 shares at March 31, 2011 and 312,311,928 shares at September 30, 2011	(1,261,383)	(1,261,425)	(42)

Total Toyota Motor Corporation shareholders’ equity	10,332,371	10,016,433	(315,938)

Noncontrolling interest	587,653	564,971	(22,682)

Total shareholders’ equity	10,920,024	10,581,404	(338,620)

Commitments and contingencies

Total liabilities and shareholders’ equity	29,818,166	28,387,556	(1,430,610)

TOYOTA MOTOR CORPORATION    FY2012 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Quarterly Consolidated Statements of Income

(First half for the six months ended September 30)

	(Amount: million yen)
	FY2011 first half (Six months ended September 30, 2010)	FY2012 first half (Six months ended September 30, 2011)	Increase (Decrease)
Net revenues:
Sales of products	9,083,659	7,473,159	(1,610,500)
Financing operations	594,833	542,763	(52,070)

Total net revenues	9,678,492	8,015,922	(1,662,570)

Costs and expenses:
Cost of products sold	8,093,594	6,883,888	(1,209,706)
Cost of financing operations	340,057	305,154	(34,903)
Selling, general and administrative	921,721	859,453	(62,268)

Total costs and expenses	9,355,372	8,048,495	(1,306,877)

Operating income (loss)	323,120	(32,573)	(355,693)

Other income (expense):
Interest and dividend income	46,078	50,608	4,530
Interest expense	(16,318)	(11,783)	4,535
Foreign exchange gain (loss), net	2,658	(13,874)	(16,532)
Other income, net	36,535	6,219	(30,316)

Total other income (expense)	68,953	31,170	(37,783)

Income (loss) before income taxes and equity in earnings of affiliated companies	392,073	(1,403)	(393,476)

Provision for income taxes	199,849	(28,210)	(228,059)
Equity in earnings of affiliated companies	133,816	79,526	(54,290)

Net income	326,040	106,333	(219,707)

Less: Net income attributable to the noncontrolling interest	(36,884)	(24,752)	12,132

Net income attributable to Toyota Motor Corporation	289,156	81,581	(207,575)

	(Amount: yen)
Net income attributable to Toyota Motor Corporation per share
Basic	92.21	26.02	(66.19)
Diluted	92.21	26.02	(66.19)

TOYOTA MOTOR CORPORATION    FY2012 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(Second quarter for the three months ended September 30)

	(Amount: million yen)
	FY2011 second quarter (Three months ended September 30, 2010)	FY2012 second quarter (Three months ended September 30, 2011)	Increase (Decrease)
Net revenues:
Sales of products	4,516,137	4,310,812	(205,325)
Financing operations	290,530	264,060	(26,470)

Total net revenues	4,806,667	4,574,872	(231,795)

Costs and expenses:
Cost of products sold	4,071,186	3,908,557	(162,629)
Cost of financing operations	170,385	143,618	(26,767)
Selling, general and administrative	453,639	447,307	(6,332)

Total costs and expenses	4,695,210	4,499,482	(195,728)

Operating income	111,457	75,390	(36,067)

Other income (expense):
Interest and dividend income	17,625	18,130	505
Interest expense	(9,190)	(6,402)	2,788
Foreign exchange loss, net	(4,474)	(10,196)	(5,722)
Other income, net	13,651	2,206	(11,445)

Total other income (expense)	17,612	3,738	(13,874)

Quarterly income before income taxes and equity in earnings of affiliated companies	129,069	79,128	(49,941)

Provision for income taxes	77,401	14,978	(62,423)
Equity in earnings of affiliated companies	63,790	39,324	(24,466)

Quarterly net income	115,458	103,474	(11,984)

Less: Quarterly net income attributable to the noncontrolling interest	(16,768)	(23,053)	(6,285)

Quarterly net income attributable to Toyota Motor Corporation	98,690	80,421	(18,269)

	(Amount: yen)
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	31.47	25.65	(5.82)
Diluted	31.47	25.65	(5.82)

TOYOTA MOTOR CORPORATION    FY2012 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Quarterly Consolidated Statements of Cash Flows

	(Amount: million yen)
	FY2011 first half (Six months ended September 30, 2010)	FY2012 first half (Six months ended September 30, 2011)
Cash flows from operating activities:
Net income	326,040	106,333
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	585,241	521,560
Provision for doubtful accounts and credit losses	(14,661)	(10,067)
Pension and severance costs, less payments	19,724	11,933
Losses on disposal of fixed assets	12,497	10,284
Unrealized losses on available-for-sale securities, net	2,454	3,677
Deferred income taxes	69,347	(16,642)
Equity in earnings of affiliated companies	(133,816)	(79,526)
Changes in operating assets and liabilities, and other	358,967	(58,194)

Net cash provided by operating activities	1,225,793	489,358

Cash flows from investing activities:
Additions to finance receivables	(4,341,431)	(4,038,894)
Collection of and proceeds from sales of finance receivables	4,141,915	4,090,856
Additions to fixed assets excluding equipment leased to others	(282,730)	(311,070)
Additions to equipment leased to others	(610,993)	(380,610)
Proceeds from sales of fixed assets excluding equipment leased to others	19,812	11,694
Proceeds from sales of equipment leased to others	283,630	240,254
Purchases of marketable securities and security investments	(2,104,618)	(1,532,107)
Proceeds from sales of and maturity of marketable securities and security investments	1,516,566	1,573,974
Changes in investments and other assets, and other	97,155	(62,458)

Net cash used in investing activities	(1,280,694)	(408,361)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,907,918	827,401
Payments of long-term debt	(1,212,406)	(1,255,850)
Increase (decrease) in short-term borrowings	(375,392)	279,988
Dividends paid	(78,400)	(94,071)
Purchase of common stock, and other	(18,730)	(28,699)

Net cash provided by (used in) financing activities	222,990	(271,231)

Effect of exchange rate changes on cash and cash equivalents	(114,467)	(134,471)

Net increase (decrease) in cash and cash equivalents	53,622	(324,705)

Cash and cash equivalents at beginning of period	1,865,746	2,080,709

Cash and cash equivalents at end of period	1,919,368	1,756,004

Note:	In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2012 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(5) Segment Information

(i) Segment operating results

FY2011 first half (Six months ended September 30, 2010)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	8,858,469	594,833	225,190	—	9,678,492
Inter-segment sales and transfers	5,121	9,142	221,179	(235,442)	—

Total	8,863,590	603,975	446,369	(235,442)	9,678,492
Operating expenses	8,733,922	420,265	431,638	(230,453)	9,355,372

Operating income	129,668	183,710	14,731	(4,989)	323,120

FY2012 first half (Six months ended September 30, 2011)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	7,231,889	542,762	241,271	—	8,015,922
Inter-segment sales and transfers	12,113	14,057	204,412	(230,582)	—

Total	7,244,002	556,819	445,683	(230,582)	8,015,922
Operating expenses	7,454,012	385,814	437,696	(229,027)	8,048,495

Operating income (loss)	(210,010)	171,005	7,987	(1,555)	(32,573)

FY2011 second quarter (Three months ended September 30, 2010)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,393,296	290,530	122,841	—	4,806,667
Inter-segment sales and transfers	2,492	5,780	110,653	(118,925)	—

Total	4,395,788	296,310	233,494	(118,925)	4,806,667
Operating expenses	4,362,819	227,710	222,769	(118,088)	4,695,210

Operating income	32,969	68,600	10,725	(837)	111,457

FY2012 second quarter (Three months ended September 30, 2011)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,176,146	264,059	134,667	—	4,574,872
Inter-segment sales and transfers	7,026	6,988	120,477	(134,491)	—

Total	4,183,172	271,047	255,144	(134,491)	4,574,872
Operating expenses	4,190,640	194,653	245,207	(131,018)	4,499,482

Operating income (loss)	(7,468)	76,394	9,937	(3,473)	75,390

TOYOTA MOTOR CORPORATION    FY2012 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(ii) Geographic information

FY2011 first half (Six months ended September 30, 2010)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	3,711,079	2,775,444	897,325	1,515,311	779,333	—	9,678,492
Inter-segment sales and transfers	2,015,141	45,833	27,808	113,658	82,390	(2,284,830)	—

Total	5,726,220	2,821,277	925,133	1,628,969	861,723	(2,284,830)	9,678,492
Operating expenses	5,778,207	2,675,396	934,048	1,464,751	788,819	(2,285,849)	9,355,372

Operating income (loss)	(51,987)	145,881	(8,915)	164,218	72,904	1,019	323,120

FY2012 first half (Six months ended September 30, 2011)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	3,004,169	1,897,865	931,468	1,427,691	754,729	—	8,015,922
Inter-segment sales and transfers	1,649,364	41,508	27,620	99,497	69,316	(1,887,305)	—

Total	4,653,533	1,939,373	959,088	1,527,188	824,045	(1,887,305)	8,015,922
Operating expenses	4,929,446	1,877,830	961,015	1,396,649	765,976	(1,882,421)	8,048,495

Operating income (loss)	(275,913)	61,543	(1,927)	130,539	58,069	(4,884)	(32,573)

Note: “Other” consists of Central and South America, Oceania and Africa.

FY2011 second quarter (Three months ended September 30, 2010)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,928,187	1,316,437	452,875	739,630	369,538	—	4,806,667
Inter-segment sales and transfers	991,431	21,203	12,447	54,499	38,454	(1,118,034)	—

Total	2,919,618	1,337,640	465,322	794,129	407,992	(1,118,034)	4,806,667
Operating expenses	2,944,106	1,301,461	467,400	720,136	376,168	(1,114,061)	4,695,210

Operating income (loss)	(24,488)	36,179	(2,078)	73,993	31,824	(3,973)	111,457

FY2012 second quarter (Three months ended September 30, 2011)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,838,482	1,065,110	483,327	769,587	418,366	—	4,574,872
Inter-segment sales and transfers	1,030,562	20,665	15,848	57,664	36,863	(1,161,602)	—

Total	2,869,044	1,085,775	499,175	827,251	455,229	(1,161,602)	4,574,872
Operating expenses	2,938,323	1,053,223	493,551	756,824	418,188	(1,160,627)	4,499,482

Operating income (loss)	(69,279)	32,552	5,624	70,427	37,041	(975)	75,390

Note: “Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION    FY2012 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(6) Significant Changes in Shareholders’ Equity

None